

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 4, 2007

By U.S. Mail and Facsimile

Mr. Conrad Nagel
Chief Financial Officer
Sub Surface Waste Management of Delaware, Inc.
6451-C El Camino Real
Carlsbad, CA 92009

> **Re:** **Sub Surface Waste Management of Delaware, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2006**
> **File No. 033-03378-D**

Dear Mr. Nagel:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief